

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

December 22, 2016

<u>Via E-mail</u>
Mr. Thomas A. Bradley
Executive Vice President and Chief Financial Officer
Allied World Assurance Co Holdings, AG
Gubelstrasse 24
Park Tower, 15th Floor
6300 Zug
Switzerland

      Re: Allied World Assurance Co Holdings, AG
              Form 10-K for the Year Ended December 31, 2015
              Filed February 22, 2016
              File No. 001-32938

Dear Mr. Bradley:

We have reviewed your November 23, 2016 response to our November 16, 2016 letter and have the following comment.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>General</u>

1. You state in response to comment 1 in our letter dated November 16, 2016 that you have not had contacts with the governments of Syria and Sudan, or with entities targeted by sanctions applicable to Syria and Sudan. As requested, please tell us about any direct and indirect contacts with Syria and Sudan, including contacts that do not relate to the governments of these countries or sanctioned parties. For instance, you imply in your response to comment 2 that you may have indirect third-party exposure to Syria and Sudan that you do not believe would result in a material investment risk to your security holders. As requested, please describe these exposures to us and provide the information requested in comment 2 of our letter dated November 16, 2016.

You may contact Senior Staff Accountants Keira Nakada at (202) 551-3659 or Sasha Parikh at (202) 551-3627 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance